Exhibit 99.1

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

Corporación América Airports S.A.

CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

For the three and nine month period ended September 30, 2023 and 2022

R.C.S. Luxembourg B 174.140

128, Boulevard de la Pétrusse

L – 2330 Luxembourg

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

		For the three-month period ended September 30,		For the nine-month period ended September 30,
	Notes	2023	2022	2023	2022
Revenue	4	469,543	395,490	1,273,771	1,006,091
Cost of services	5	(294,561)	(268,219)	(819,021)	(694,382)
Gross profit		174,982	127,271	454,750	311,709
Selling, general and administrative expenses	6	(41,561)	(38,026)	(121,256)	(99,162)
Impairment loss of non-financial assets		-	(29)	(47)	(34)
Other operating income	7	5,650	6,567	19,700	14,283
Other operating expenses		(7,414)	(3,302)	(9,145)	(4,913)
Operating income		131,657	92,481	344,002	221,883
Share of loss in associates		(1)	(3)	(90)	(561)
Income before financial results and income tax		131,656	92,478	343,912	221,322
Financial income	8	25,386	10,212	55,623	48,039
Financial loss	8	(66,671)	(14,683)	(154,908)	(115,909)
Inflation adjustment	8	(19,174)	(1,975)	(32,996)	18,501
Income before income tax		71,197	86,032	211,631	171,953
Income tax	9	(18,505)	(13,185)	(54,500)	(4,558)
Income for the period		52,692	72,847	157,131	167,395
Attributable to:
Owners of the parent		46,482	57,231	147,560	160,536
Non-controlling interests		6,210	15,616	9,571	6,859
		52,692	72,847	157,131	167,395

Earnings per share for profit attributable to the ordinary equity holders of the Group:
Basic earnings per share		0.29	0.36	0.92	1.00
Diluted earnings per share		0.29	0.36	0.92	1.00

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2023	2022	2023	2022
Income for the period	52,692	72,847	157,131	167,395

Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit obligations	16	(76)	31	511
Items that may be reclassified to profit or loss:
Share of other comprehensive (loss)/income from associates	(160)	705	4	11
Currency translation adjustment	(14,344)	30,917	7,502	107,084
Other comprehensive (loss)/income for the period, net of income tax	(14,488)	31,546	7,537	107,606
Total comprehensive income for the period	38,204	104,393	164,668	275,001
Attributable to:
Owners of the parent	32,227	80,398	157,403	243,240
Non-controlling interests	5,977	23,995	7,265	31,761
	38,204	104,393	164,668	275,001

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2022.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

	Notes	At September 30, 2023	At December 31, 2022
ASSETS
Non-current assets
Intangible assets, net	10	3,048,770	2,960,002
Property, plant and equipment, net		74,159	74,742
Right-of-use asset		6,791	9,192
Investments in associates		1,911	1,911
Other financial assets at fair value through profit or loss		3,139	3,160
Other financial assets at amortized cost		18,234	3,764
Derivative financial instruments		66	67
Deferred tax assets		59,717	54,882
Inventories		-	254
Other receivables		66,294	78,765
Trade receivables		1,026	1,581
		3,280,107	3,188,320
Current assets
Inventories		15,587	15,765
Other financial assets at fair value through profit or loss		4,447	12,792
Other financial assets at amortized cost		84,322	53,905
Other receivables		61,378	57,800
Current tax assets		5,548	10,852
Trade receivables		135,925	111,089
Cash and cash equivalents	11	468,940	385,265
		776,147	647,468
Total assets		4,056,254	3,835,788

EQUITY	14
Share capital		163,223	163,223
Share premium		183,430	183,430
Treasury shares		(4,438)	(4,600)
Free distributable reserve		378,910	378,910
Non-distributable reserve		1,358,028	1,358,028
Currency translation adjustment		(241,310)	(251,145)
Legal reserves		3,676	1,081
Other reserves		(1,313,835)	(1,314,025)
Retained earnings		346,556	201,193
Total attributable to owners of the parent		874,240	716,095
Non-controlling interests		139,811	146,274
Total equity		1,014,051	862,369

LIABILITIES
Non-current liabilities
Borrowings	12	1,269,923	1,287,421
Deferred tax liabilities		267,029	232,458
Other liabilities	13	863,880	768,383
Lease liabilities		5,874	5,531
Trade payables		3,153	3,307
		2,409,859	2,297,100
Current liabilities
Borrowings	12	154,403	178,016
Other liabilities	13	340,616	357,078
Lease liabilities		1,293	3,278
Derivative financial instruments liabilities		-	51
Current tax liabilities		17,071	13,794
Trade payables		118,961	124,102
		632,344	676,319
Total liabilities		3,042,203	2,973,419
Total equity and liabilities		4,056,254	3,835,788

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2022.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the parent
	Share capital	Share premium	Treasury shares	Free distributable reserves	Non- distributable reserves	Legal reserves	Currency translation adjustment	Other reserves	Retained earnings (1)	Total	Non- controlling interests	Total
Balance at January 1, 2023	163,223	183,430	(4,600)	378,910	1,358,028	1,081	(251,145)	(1,314,025)	201,193	716,095	146,274	862,369
Income for the period	-	-	-	-	-	-	-	-	147,560	147,560	9,571	157,131
Other comprehensive income/(loss) for the period	-	-	-	-	-	-	9,835	8	-	9,843	(2,306)	7,537
Share-based payments reserve (Note 14.a and 14.c)	-	-	162	-	-	-	-	182	398	742	-	742
Transfer to legal reserve	-	-	-	-	-	2,595	-	-	(2,595)	-	-	-
Dividends paid to non-controlling interests in subsidiaries	-	-	-	-	-	-	-	-	-	-	(13,728)	(13,728)
Balance at September 30, 2023	163,223	183,430	(4,438)	378,910	1,358,028	3,676	(241,310)	(1,313,835)	346,556	874,240	139,811	1,014,051

Balance at January 1, 2022	163,223	183,430	(4,772)	378,910	1,358,028	1,081	(321,647)	(1,321,211)	32,689	469,731	303,877	773,608
Income for the period	-	-	-	-	-	-	-	-	160,536	160,536	6,859	167,395
Other comprehensive income for the period	-	-	-	-	-	-	82,232	472	-	82,704	24,902	107,606
Share-based payments reserve (Note 14.a and 14.c)	-	-	52	-	-	-	-	329	98	479	-	479
Redemption of preferred shares (Note 14.d)	-	-	-	-	-	-	-	-	-	-	(187,881)	(187,881)
Dividends paid to non-controlling interests in subsidiaries	-	-	-	-	-	-	-	-	-	-	(8,999)	(8,999)
Balance at September 30, 2022	163,223	183,430	(4,720)	378,910	1,358,028	1,081	(239,415)	(1,320,410)	193,323	713,450	138,758	852,208

(1)  Retained earnings calculated according to Luxembourg Law are disclosed in Note 15.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2022.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		For the nine-month period ended September 30,
	Notes	2023	2022
Cash flows from operating activities
Income for the period from continuing operations		157,131	167,395
Adjustments for:
Amortization and depreciation		136,154	132,290
Deferred income tax	9	25,785	(13,042)
Current income tax	9	28,715	17,600
Share of loss in associates		90	561
Impairment loss of non-financial assets		47	34
Loss on disposals of property, plant and equipment		5	385
Unpaid concession fees		44,910	38,843
Low value, short term and variable lease payments		(2,534)	(873)
Changes in liability for concessions	8	75,851	75,995
Share-based compensation expenses		742	479
Collection of government grants		383	10,020
Interest expenses	8	80,399	136,198
Other financial results, net		(39,424)	(31,999)
Net foreign exchange	8	(9,439)	(112,068)
Other accruals		1,071	(8,363)
Inflation adjustment		36,993	(7,791)
Government grants per Covid-19 context	7	(3,726)	(582)
Acquisition of intangible assets		(141,604)	(97,521)
Income tax paid		(21,510)	(17,520)
Changes in working capital	17	(48,570)	(102,834)
Net cash provided by operating activities		321,469	187,207
Net cash used in discontinued operating activities		-	-

Cash flows from investing activities
Cash contribution in associates		(99)	(268)
Acquisition of other financial assets		(100,627)	(139,959)
Disposals of other financial assets		66,778	152,666
Acquisition of property, plant and equipment		(7,420)	(5,292)
Acquisition of intangible assets		(817)	(542)
Proceeds from property, plant and equipment		21	203
Other		1,152	738
Net cash (used in)/provided by investing activities		(41,012)	7,546
Net cash used in discontinued investing activities	19	-	(7,700)

Cash flows from financing activities
Loans obtained	12	91,438	352,149
Guarantee deposits		566	(83)
Principal elements of lease payments		(3,171)	(3,210)
Loans repaid	12	(143,528)	(252,542)
Interest paid	12	(72,236)	(81,400)
Debt renegotiation expenses capitalization	12	(165)	(1,782)
Dividends paid to non-controlling interests in subsidiaries		(13,728)	(8,999)
Redemption of preferred shares	14.d	-	(177,261)
Other		-	13
Net cash used in financing activities		(140,824)	(173,115)
Net cash used in discontinued financing activities		-	-
Increase in cash and cash equivalents from continuing operations		139,633	21,638
Decrease in cash and cash equivalents from discontinued operations		-	(7,700)

Movements in cash and cash equivalents
At the beginning of the period		385,265	375,783
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents		(55,958)	(41,369)
Increase in cash and cash equivalents from continuing operations		139,633	21,638
Decrease in cash and cash equivalents from discontinued operations		-	(7,700)
At the end of the period	11	468,940	348,352

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2022.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1	General information and significant event of the period
2	Basis of presentation and accounting policies
3	Segment information
4	Revenue
5	Cost of services
6	Selling, general and administrative expenses
7	Other operating results
8	Financial results, net
9	Income tax
10	Intangible assets, net
11	Cash and cash equivalents
12	Borrowings
13	Other liabilities
14	Equity
15	Contingencies, commitments and restrictions on the distribution of profits
16	Related party balances and transactions
17	Cash flow disclosures
18	Fair value measurement of financial instruments
19	Discontinued operations
20	Financial risk factors
21	Subsequent events

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

1	General information and significant event of the period

1.1 General information

Corporación América Airports S.A. (the “Company” or “CAAP”) is a holding company primarily engaged through its operating subsidiaries in the acquisition, development and operation of airport concessions. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”.

The Company’s shares trade on the New York Stock Exchange (“NYSE”) under the symbol “CAAP”.

The Company was formed as a private limited liability company under the laws of the Grand Duchy of Luxembourg on December 14, 2012. The Company is ultimately controlled by Southern Cone Foundation (“SCF”), a foundation organized under the laws of the Principality of Liechtenstein. The address of its registered office is in Vaduz.

The Company´s registered office address is 128, Boulevard de la Pétrusse, Luxembourg.

The Group currently has operations in Argentina, Brazil, Uruguay, Armenia, Italy and Ecuador.

A list of the principal Group’s subsidiaries is included in Note 2 of the Consolidated Financial Statements as of December 31, 2022.

The fiscal year begins on January 1 and ends on December 31.

These Condensed Consolidated Interim Financial Statements have been approved for issuance by the Board of Directors on November 15, 2023.

1.2 Significant events of the period

1.2.1	Conflict between Russia and Ukraine

Russia´s war against neighboring Ukraine continues to disrupt international travel from and to Russia and Ukraine and other destinations as the flights to Russia have been banned by Western countries and by the European Union, Russia has closed its skies for carriers registered in Western countries and carriers avoid overflying the war zone. It is likely that this war will continue to disrupt supply chains, cause instability in the global economy and disrupt international travel to/from airports operated by the Company, in particular those located in Europe.

In addition, following Russia’s invasion of Ukraine, sanctions have been implemented against Russia, including, among others, travel bans and asset freezes impacting businesses, financial organizations and individuals of Russian origin some of which have been tightened as the war intensified. Wider sanctions and other actions could be imposed if the conflict further escalates.

During 2022 and the first nine months of 2023, there has been an increase in traffic in Armenia above internal projections and the traffic in Italy has not been affected by the conflict. Moreover, there has been an increase in the costs of raw materials and expenses for utilities, being caused mainly by the conflict. Considering the uncertainty of the extension of the war and the additional measures and sanctions that could be imposed, the full extent by which the war will impact the Company’s business, results of operations, financial position and liquidity is unknown. The Company is closely monitoring the situation.

1.2.2	AA2000 – New Departure Terminal at Ezeiza Airport

On April 14, 2023, AA2000 inaugurated the new departure terminal at Ezeiza Airport, Argentina, with capacity to serve up to 30 million passengers per year, becoming the most modern airport terminal in Latin America.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2	Basis of presentation and accounting policies

Basis of presentation

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2022. These policies have been consistently applied to all the periods presented, unless otherwise stated. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (“IASB”) and the Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Elimination of all material intercompany transactions and balances between the Company and the other companies and their respective subsidiaries have been made.

The preparation of Condensed Consolidated Interim Financial Statements in accordance with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

In the preparation of these Condensed Consolidated Interim Financial Statements, the significant areas of judgment by management in the application of the Group’s accounting policies and the main areas of assumptions and estimates are consistent with those applied in the Consolidated Financial Statements for the year ended December 31, 2022.

Assets and liabilities are classified as current if settlement is expected within twelve months.

There were no changes in valuation techniques during the period and there were no changes in risk management policies since the end of the year ended December 31, 2022.

Application of IAS 29 in financial reporting of Argentine subsidiaries and associates

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

Under the terms of IAS 29, the Group understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy for accounting purposes as from July 1, 2018, and, accordingly, it has applied IAS 29 as from that date in the financial reporting of its subsidiaries and associates with the Argentine peso as functional currency.

The estimated price index as of September 30, 2023 was 2,304.92 (1,134.59 as of December 31, 2022) and the conversion factor derived from the indexes for the nine-month period ended September 30, 2023, was 2.03 (1.67 for the nine-month period ended September 30, 2022).

Comparative amounts are the figures presented as current year amounts in the relevant prior year consolidated financial statements, according to IAS 21, considering that they were translated into the currency of a non- hyperinflationary economy.

The ongoing application of the re-translation of comparative amounts to closing exchange rates under IAS 21 and the inflation adjustments required by IAS 29 will lead to a difference because the rate at which the hyper-inflationary currency depreciates against a stable currency is rarely equal to the rate of inflation.

The inflation adjustment and the translation of comparative amounts in the current period is included in Other comprehensive income/(loss) for the period line.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2	Basis of presentation and accounting policies (Cont.)

Basis of presentation (Cont.)

All items in the Condensed Consolidated Interim Statement of Income and of Comprehensive Income for the nine-month period are restated by applying the relevant conversion factors at the end of the reporting period, as stated in Note 2.W of the Consolidated Financial Statements as of December 31, 2022. According to IAS 29, the three-month period results shown in these Condensed Consolidated Interim Financial Statements have been prepared considering the three-month period results of the subsidiaries in hyperinflationary economies in their functional currency translated into U.S dollars at the closing exchange rate, while prior reported quarterly Condensed Consolidated Interim Statement of Income and of Comprehensive Income in U.S. dollars remain unchanged.

New and amended standards adopted by the Group

The Group has adopted the following accounting standards and interpretations that became applicable for annual period commencing on or after January 1, 2023:

- Narrow scope amendments to IAS 1, Practice statement 2 and IAS 8.

- Deferred tax related to assets and liabilities arising from a single transaction - Amendment to IAS 12.

The Group did not have to make retrospective adjustments as a result of adopting these standards.

New and amended standards not yet adopted by the Group

The following accounting standards and interpretations have been published but the application are not mandatory for reporting periods ending December 31, 2023 and have not been early adopted by the Group:

- Non-current liabilities with covenants – Amendments to IAS 1.

- Lease liability in sale and leaseback – amendments to IFRS 16.

- Sale or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28.

- International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12

- Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7

- Lack of exchangeability – Amendments to IAS 21

The Group is currently assessing the impact these standards, amendments or interpretations will have in the current or future reporting periods and on foreseeable future transactions.

3	Segment information

Operating segments are components of an enterprise where separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker is its Board of Directors. The Group’s operating segments are managed separately because each operating segment represents a strategic business unit providing airport and non-airport services (“others”) to clients in different countries. The Group’s reportable operating segments are the six countries in which the Group currently operates, which are Argentina, Brazil, Uruguay, Armenia, Ecuador and Italy.

Within each reportable segment, the Group develops and operates airport concessions (“Airports”) and provides other services not directly related to airport concessions.

Assets, liabilities and results of sub-holding and/or holding companies are not allocated and are reported within the “Unallocated” column. This column also includes head office and group services.

The elimination of any intersegment revenues and other significant intercompany operations are included in the “Intrasegment Adjustments” column.

The information regarding the Group’s reportable operating segments is consistent with the information presented in Notes 2.V and 4 included in our audited Consolidated Financial Statements for the year ended December 31, 2022 and should be read in conjunction with them.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3	Segment information (Cont.)

The performance of each reportable segment is measured by its adjusted EBITDA, defined, with respect to each segment, as net income before financial income, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment (“Adjusted EBITDA”). The Adjusted EBITDA does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of the airport concessions.

In addition, the CODM considers each reportable segment’s Adjusted EBITDA before Construction Services margin as a relevant performance measure.

Adjusted EBITDA excluding Construction Services is defined, with respect to each segment, as net income before construction services revenue, financial income, construction services cost, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment. The Adjusted EBITDA excluding construction services revenue and construction services cost (which are based on the principles of IFRIC 12) does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of airport concessions.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Intrasegment
For the three-month period ended September 30, 2023	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Adjustments	Unallocated	Total
Aeronautical revenue (*)	111,198	-	12,098	-	16,157	-	29,067	21,402	26,901	-	-	216,823
Non-aeronautical revenue (*)
Commercial revenue	101,083	36	17,002	-	10,726	5,451	52,308	6,737	12,553	(3,140)	1,048	203,804
Construction service revenue	34,049	-	-	-	10,115	-	705	16	2,147	-	-	47,032
Other revenue	-	-	-	-	7	-	-	-	1,613	(624)	888	1,884
Cost of services	(158,989)	(12)	(20,404)	-	(23,210)	(4,157)	(48,537)	(16,018)	(22,984)	2,786	(3,036)	(294,561)
Gross profit / (loss)	87,341	24	8,696	-	13,795	1,294	33,543	12,137	20,230	(978)	(1,100)	174,982
Selling, general and administrative expenses	(20,149)	(23)	(3,044)	(9)	(3,792)	(615)	(3,653)	(4,782)	(3,460)	981	(3,015)	(41,561)
Impairment loss of non-financial assets	-	-	-	-	-	-	-	-	-	-	-	-
Other operating income	5,199	-	249	-	20	-	110	35	35	-	2	5,650
Other operating expenses	(7,086)	-	-	-	(108)	-	(201)	(5)	-	(3)	(11)	(7,414)
Operating income / (loss)	65,305	1	5,901	(9)	9,915	679	29,799	7,385	16,805	-	(4,124)	131,657
Share of loss in associates	(1)	-	-	-	-	-	-	-	-	-	-	(1)
Amortization and depreciation	23,395	-	3,113	-	1,729	293	5,004	1,722	2,716	-	3,117	41,089
Adjusted Ebitda	88,699	1	9,014	(9)	11,644	972	34,803	9,107	19,521	-	(1,007)	172,745
Construction services revenue	(34,049)	-	-	-	(10,115)	-	(705)	(16)	(2,147)	-	-	(47,032)
Construction services cost	33,984	-	-	-	10,115	-	685	16	2,342	-	-	47,142
Adjusted Ebitda excluding Construction Services	88,634	1	9,014	(9)	11,644	972	34,783	9,107	19,716	-	(1,007)	172,855
Construction services revenue	34,049	-	-	-	10,115	-	705	16	2,147	-	-	47,032
Construction services cost	(33,984)	-	-	-	(10,115)	-	(685)	(16)	(2,342)	-	-	(47,142)
Adjusted Ebitda	88,699	1	9,014	(9)	11,644	972	34,803	9,107	19,521	-	(1,007)	172,745
Financial income												25,386
Financial loss												(66,671)
Inflation adjustment												(19,174)
Amortization and depreciation												(41,089)
Income before income tax expense												71,197
Income tax												(18,505)
Income for the period												52,692

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Intrasegment
For the three-month period ended September 30, 2022	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	adjustments	Unallocated	Total
Aeronautical revenue (*)	89,878	-	9,878	-	10,630	-	20,249	18,638	21,858	-	-	171,131
Non-aeronautical revenue (*)
Commercial revenue	81,634	55	13,655	-	8,487	4,757	51,394	6,449	10,461	(2,601)	920	175,211
Construction service revenue	42,228	-	-	-	3,358	-	320	1,360	1,342	-	-	48,608
Other revenue	-	-	-	-	3	-	-	-	537	(440)	440	540
Cost of services	(144,926)	(17)	(17,566)	-	(13,418)	(3,652)	(49,641)	(15,893)	(22,554)	2,265	(2,817)	(268,219)
Gross profit / (loss)	68,814	38	5,967	-	9,060	1,105	22,322	10,554	11,644	(776)	(1,457)	127,271
Selling, general and administrative expenses	(17,434)	(38)	(1,978)	(7)	(2,829)	(524)	(3,374)	(4,186)	(5,870)	775	(2,561)	(38,026)
Impairment loss of non-financial assets	-	-	-	-	-	-	-	-	(29)	-	-	(29)
Other operating income	4,221	-	2,281	-	11	-	42	1	11	-	-	6,567
Other operating expenses	(2,919)	-	(18)	-	(72)	(2)	(234)	(57)		-	-	(3,302)
Operating income / (loss)	52,682	-	6,252	(7)	6,170	579	18,756	6,312	5,756	(1)	(4,018)	92,481
Share of loss in associates	(3)	-	-	-	-	-	-	-	-	-	-	(3)
Amortization and depreciation	22,107	-	2,793	-	1,503	326	4,698	1,607	2,659	-	2,903	38,596
Adjusted Ebitda	74,786	-	9,045	(7)	7,673	905	23,454	7,919	8,415	(1)	(1,115)	131,074
Construction services revenue	(42,228)	-	-	-	(3,358)	-	(320)	(1,360)	(1,342)	-	-	(48,608)
Construction services cost	42,193	-	-	-	3,358	-	311	1,360	1,095	-	-	48,317
Adjusted Ebitda excluding Construction Services	74,751	-	9,045	(7)	7,673	905	23,445	7,919	8,168	(1)	(1,115)	130,783
Construction services revenue	42,228	-	-	-	3,358	-	320	1,360	1,342	-	-	48,608
Construction services cost	(42,193)	-	-	-	(3,358)	-	(311)	(1,360)	(1,095)	-	-	(48,317)
Adjusted Ebitda	74,786	-	9,045	(7)	7,673	905	23,454	7,919	8,415	(1)	(1,115)	131,074
Financial income												10,212
Financial loss												(14,683)
Inflation adjustment												(1,975)
Amortization and depreciation												(38,596)
Income before income tax expense												86,032
Income tax												(13,185)
Income for the period												72,847

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Intrasegment
For the nine-month period ended September 30, 2023	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Adjustments	Unallocated	Total
Aeronautical revenue (*)	325,581	-	33,701	-	49,279	-	68,057	58,670	54,710	-	-	589,998
Non-aeronautical revenue (*)
Commercial revenue	276,813	144	47,318	-	34,942	15,734	121,119	19,817	30,164	(8,693)	2,939	540,297
Construction service revenue	107,232	-	-	-	20,462	-	2,307	21	7,550	-	-	137,572
Other revenue	-	-	-	-	16	-	-	-	5,626	(2,834)	3,096	5,904
Cost of services	(457,785)	(46)	(57,514)	-	(62,516)	(12,160)	(117,785)	(45,356)	(64,867)	7,944	(8,936)	(819,021)
Gross profit / (loss)	251,841	98	23,505	-	42,183	3,574	73,698	33,152	33,183	(3,583)	(2,901)	454,750
Selling, general and administrative expenses	(59,417)	(92)	(7,857)	(30)	(11,933)	(1,697)	(11,635)	(13,293)	(9,911)	3,583	(8,974)	(121,256)
Impairment loss of non-financial assets	-	-	-	-	-	-	-	-	(47)	-	-	(47)
Other operating income	14,821	1	4,006	-	62	-	286	50	476	-	(2)	19,700
Other operating expenses	(8,076)	-	(17)	-	(310)	(3)	(707)	(21)	-	-	(11)	(9,145)
Operating income / (loss)	199,169	7	19,637	(30)	30,002	1,874	61,642	19,888	23,701	-	(11,888)	344,002
Share of loss in associates	(104)	-	-	-	-	-	-	-	14	-	-	(90)
Amortization and depreciation	68,060	-	8,929	-	5,431	937	14,756	4,964	7,995	-	9,165	120,237
Adjusted Ebitda	267,125	7	28,566	(30)	35,433	2,811	76,398	24,852	31,710	-	(2,723)	464,149
Construction services revenue	(107,232)	-	-	-	(20,462)	-	(2,307)	(21)	(7,550)	-	-	(137,572)
Construction services cost	107,092	-	-	-	20,462	-	2,240	21	5,818	-	-	135,633
Adjusted Ebitda excluding Construction Services	266,985	7	28,566	(30)	35,433	2,811	76,331	24,852	29,978	-	(2,723)	462,210
Construction services revenue	107,232	-	-	-	20,462	-	2,307	21	7,550	-	-	137,572
Construction services cost	(107,092)	-	-	-	(20,462)	-	(2,240)	(21)	(5,818)	-	-	(135,633)
Adjusted Ebitda	267,125	7	28,566	(30)	35,433	2,811	76,398	24,852	31,710	-	(2,723)	464,149
Financial income												55,623
Financial loss												(154,908)
Inflation adjustment												(32,996)
Amortization and depreciation												(120,237)
Income before income tax expense												211,631
Income tax												(54,500)
Income for the period												157,131

September 30, 2023
Current assets	258,386	45	124,457	16	40,886	7,639	103,140	44,577	76,205	(82,319)	203,115	776,147
Non-current assets	1,682,414	31	682,852	-	175,521	9,299	161,864	54,198	250,130	(768)	264,566	3,280,107
Capital Expenditure	107,692	-	1,390	-	22,686	1,996	5,170	3,023	8,323	-	-	150,280
Current liabilities	146,766	13	227,087	-	27,905	5,668	36,449	43,216	133,833	(82,319)	93,726	632,344
Non-current liabilities	835,119	-	1,024,524	-	50,958	2,044	25,794	8,956	81,500	(768)	381,732	2,409,859

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Intrasegment
For the nine-month period ended September 30, 2022	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Adjustments	Unallocated	Total
Aeronautical revenue (*)	243,415	-	26,160	-	31,939	-	44,185	51,075	53,251	-	-	450,025
Non-aeronautical revenue (*)
Commercial revenue	238,625	185	38,663	-	27,108	14,673	104,777	18,371	23,927	(7,820)	2,538	461,047
Construction service revenue	80,095	-	-	-	5,173	-	817	1,360	4,672	-	-	92,117
Other revenue	-	-	-	-	8	-	-	-	2,894	(1,240)	1,240	2,902
Cost of services	(381,145)	(57)	(52,126)	-	(35,102)	(10,826)	(102,645)	(41,908)	(68,741)	6,920	(8,752)	(694,382)
Gross profit / (loss)	180,990	128	12,697	-	29,126	3,847	47,134	28,898	16,003	(2,140)	(4,974)	311,709
Selling, general and administrative expenses	(39,260)	(107)	(8,405)	(162)	(8,867)	(1,428)	(9,565)	(11,842)	(13,207)	2,140	(8,459)	(99,162)
Impairment loss of non-financial assets	-	-	-	-	-	-	-	-	(34)	-	-	(34)
Other operating income	11,923	-	2,169	-	152	-	93	9	(69)	-	6	14,283
Other operating expenses	(3,547)	-	(391)	-	(323)	(3)	(583)	(66)	-	-	-	(4,913)
Operating income / (loss)	150,106	21	6,070	(162)	20,088	2,416	37,079	16,999	2,693	-	(13,427)	221,883
Share of loss in associates	(22)	-	-	-	-	-	-	-	(271)	-	(268)	(561)
Amortization and depreciation	68,662	-	8,422	-	4,720	950	12,818	4,830	8,357	-	8,996	117,755
Adjusted Ebitda	218,746	21	14,492	(162)	24,808	3,366	49,897	21,829	10,779	-	(4,699)	339,077
Construction services revenue	(80,095)	-	-	-	(5,173)	-	(817)	(1,360)	(4,672)	-	-	(92,117)
Construction services cost	79,965	-	-	-	5,173	-	793	1,360	3,795	-	-	91,086
Adjusted Ebitda excluding Construction services	218,616	21	14,492	(162)	24,808	3,366	49,873	21,829	9,902	-	(4,699)	338,046
Construction services revenue	80,095	-	-	-	5,173	-	817	1,360	4,672	-	-	92,117
Construction services cost	(79,965)	-	-	-	(5,173)	-	(793)	(1,360)	(3,795)	-	-	(91,086)
Adjusted Ebitda	218,746	21	14,492	(162)	24,808	3,366	49,897	21,829	10,779	-	(4,699)	339,077
Financial income												48,039
Financial loss												(115,909)
Inflation adjustment												18,501
Amortization and depreciation												(117,755)
Income before income tax expense												171,953
Income tax												(4,558)
Income for the period												167,395

December 31, 2022
Current assets	213,964	74	100,810	43	33,998	4,887	64,762	53,752	89,098	(60,562)	146,642	647,468
Non-current assets	1,600,511	30	675,108	-	158,248	8,240	169,030	56,025	255,354	(768)	266,541	3,188,320
Capital Expenditure	124,214	-	1,953	-	19,958	1,375	5,788	1,842	9,742	-	2	164,874
Current liabilities	226,136	35	211,308	-	19,258	3,131	22,110	47,447	137,057	(60,562)	70,399	676,319
Non-current liabilities	797,628	-	927,932	-	56,797	1,986	16,949	13,536	99,928	(768)	383,112	2,297,100

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

4            Revenue

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2023	2022	2023	2022
Aeronautical revenue	216,823	171,131	589,998	450,025
Non-aeronautical revenue
Commercial revenue	203,804	175,211	540,297	461,047
Construction service revenue	47,032	48,608	137,572	92,117
Other revenue	1,884	540	5,904	2,902
	469,543	395,490	1,273,771	1,006,091
Timing of revenue recognition
Over time	350,298	294,788	971,196	750,740
At a point in time	39,575	41,622	89,772	84,100
Revenues accounted for under IFRS 16	79,670	59,080	212,803	171,251
Revenue	469,543	395,490	1,273,771	1,006,091

5            Cost of services

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2023	2022	2023	2022
Salaries and social security contributions	(57,894)	(49,502)	(167,070)	(147,854)
Concession fees (1)	(51,514)	(42,557)	(144,685)	(119,185)
Construction services cost	(47,142)	(48,317)	(135,633)	(91,086)
Amortization and depreciation (2)	(39,472)	(36,819)	(115,462)	(112,212)
Maintenance expenses	(35,955)	(28,585)	(98,167)	(80,815)
Cost of fuel	(36,663)	(40,102)	(85,220)	(77,734)
Services and fees	(16,271)	(15,168)	(45,556)	(43,421)
Office expenses	(3,207)	(2,490)	(9,325)	(6,729)
Taxes	(865)	(821)	(2,771)	(2,832)
Provision for maintenance costs	(604)	(608)	(2,144)	(2,432)
Others	(4,974)	(3,250)	(12,988)	(10,082)
	(294,561)	(268,219)	(819,021)	(694,382)

(1) Includes depreciation for fixed concession assets fee of USD 15,437 as of September 30, 2023 (USD 15,357 as of September 30, 2022).

(2) Includes depreciation of leases of USD 2,848 as of September 30, 2023 (USD 2,773 as of September 30, 2022).

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

6            Selling, general and administrative expenses

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2023	2022	2023	2022
Taxes (1)	(13,692)	(11,974)	(38,908)	(34,597)
Services and fees	(10,601)	(11,447)	(30,403)	(29,681)
Salaries and social security contributions	(9,602)	(7,934)	(28,582)	(24,016)
Amortization and depreciation (2)	(1,617)	(1,777)	(4,775)	(5,543)
Office expenses	(1,513)	(836)	(4,485)	(2,044)
Insurance	(710)	(542)	(2,093)	(1,711)
Maintenance expenses	(553)	(583)	(1,686)	(1,466)
Advertising	(472)	(489)	(1,364)	(1,057)
Bad debts	(2,015)	(2,863)	(5,193)	(11,267)
Bad debts recovery	1,317	1,731	2,738	17,195
Other	(2,103)	(1,312)	(6,505)	(4,975)
	(41,561)	(38,026)	(121,256)	(99,162)

(1) Mainly includes taxes over bank transactions and tax on revenue not included in the line item “Income tax”.

(2) Includes depreciation of leases of USD 547 as of September 30, 2023 (USD 680 as of September 30, 2022).

7            Other operating income

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2023	2022	2023	2022
Government grants (1)	5,146	4,198	14,645	11,823
Government subsidies per Covid-19 context (2)	176	1,153	3,726	582
Other	328	1,216	1,329	1,878
	5,650	6,567	19,700	14,283

(1)	Corresponds to government grants for the development of airport infrastructure in Group A (operated by AA2000) of the National Airport System in Argentina. There are no unfulfilled conditions or other contingencies attaching to these grants.

(2)	As stated in Note 8 of the Consolidated Financial Statements as of December 31, 2022, due to the impact generated by the pandemic, the Brazilian subsidiaries filed a claim for economic-financial re-equilibrium of its concession contracts. This was possible due to the Brazilian Government recognition that the Covid-19 pandemic is a case of "force majeure" or "fortuitous event" concluding that the loss from the impact of the pandemic is not part of the risks assumed by the private sector and must be compensated by the Federal Government. In view of this, Agência Nacional de Aviação Civil (“ANAC”) defined as a condition for this re-equilibrium the compensation according to the companies’ projected operational result in the scenario without pandemic.

In December 2022 and 2021, the ANAC approved the extraordinary revision of the Concession Agreements of the Brasília and Natal Airport due to the damages caused by the Covid-19 pandemic in order to reconstitute its economic-financial balance considering a preliminary estimation as of year-end.

In June and July 2023, the final compensatory amount for the year 2022 for the Brasilia and Natal airport was determined, resulting, net of tax, in an increase of USD 3,550 and USD 176, respectively compared to the amount that had initially been estimated and recognized as an Other operating income as of December 31, 2022.

In June and September 2022, the final compensatory amount for the year 2021 for the Natal and Brasilia airport was determined, resulting, net of tax, in a reversal of USD 209 and an increase of USD 1,153 respectively compared to the amount that had initially been estimated and recognized as an Other operating income as of December 31, 2021.

In June 2022, the final amount referring to the compensation granted to Toscana Aeroporti S.p.A. was determined, resulting in a reversal of approximately Eur 339 thousand (equivalent to USD 362).

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

8            Financial results, net

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2023	2022	2023	2022
Interest income	22,694	8,932	48,130	33,875
Foreign exchange income	905	155	1,434	7,660
Other financial income	1,787	1,125	6,059	6,504
Financial income	25,386	10,212	55,623	48,039

Interest expense	(24,502)	(31,231)	(80,399)	(136,198)
Foreign exchange loss	(18,009)	23,422	8,005	104,408
Changes in liability for concessions (1)	(21,756)	(4,832)	(75,851)	(75,995)
Other financial loss	(2,404)	(2,042)	(6,663)	(8,124)
Financial loss	(66,671)	(14,683)	(154,908)	(115,909)

Inflation adjustment	(19,174)	(1,975)	(32,996)	18,501
Inflation adjustment	(19,174)	(1,975)	(32,996)	18,501
Net financial results	(60,459)	(6,446)	(132,281)	(49,369)

(1) Corresponds mainly to changes in the liabilities of Brazilian concessions due to passage of time and changes in the Brazilian IPCA.

9            Income tax

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2023	2022	2023	2022
Current income tax	(13,105)	(7,052)	(28,715)	(17,600)
Deferred income tax	(5,400)	(6,133)	(25,785)	13,042
	(18,505)	(13,185)	(54,500)	(4,558)

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

10          Intangible assets, net

	Concession Assets	Goodwill	Patent, intellectual property rights and others	Total
Cost
Balances at January 1, 2023	4,749,233	9,003	22,658	4,780,894
Acquisitions	141,757	-	817	142,574
Impairment	(47)	-	-	(47)
Disposals	(23)	-	(39)	(62)
Other (Note 13)	236	-	-	236
Transfer from property, plant and equipment	1,002	-	-	1,002
Translation differences and inflation adjustment	105,865	(57)	(18)	105,790
	4,998,023	8,946	23,418	5,030,387
Depreciation
Accumulated at January 1, 2023	1,800,871	-	20,021	1,820,892
Depreciation of the period	125,356	-	459	125,815
Disposals	(5)	-	(8)	(13)
Translation differences and inflation adjustment	34,989	-	(66)	34,923
	1,961,211	-	20,406	1,981,617
At September 30, 2023	3,036,812	8,946	3,012	3,048,770

Cost
Balances at January 1, 2022	4,243,258	9,543	22,812	4,275,613
Acquisitions	97,599	-	542	98,141
Impairment	(34)	-	-	(34)
Disposals	(505)	-	-	(505)
Transfers	(55)	-	55	-
Transfer of concession assets to the grantor (*)	(7,956)	-	-	(7,956)
Transfer to property, plant and equipment	(2)	-	-	(2)
Translation differences and inflation adjustment	348,027	(1,303)	(2,601)	344,123
	4,680,332	8,240	20,808	4,709,380
Depreciation
Accumulated at January 1, 2022	1,512,731	-	19,911	1,532,642
Depreciation of the period	121,162	-	838	122,000
Disposals	(42)	-	-	(42)
Transfers	(4)	-	4	-
Transfer of concession assets to the grantor (*)	(1,504)	-	-	(1,504)
Translation differences and inflation adjustment	134,687	-	(2,585)	132,102
	1,767,030	-	18,168	1,785,198
At September 30, 2022	2,913,302	8,240	2,640	2,924,182

(*) As stated in Note 12 of the Consolidated Financial Statements for the year ended December 31, 2022, on March 1, 2022, the operations of the Aeronautical and Air Traffic Telecommunications Service Provider Station and the Airport Control Tower of Inframérica Concessionaria do Aeroporto São Gonçalo do Amarante S.A were transferred to the Airspace Control Department, representing a net value of R$ 33.7 million (equivalent to approximately USD 7.1 million). As of September 30, 2023, the compensation estimated to be received regarding the concession assets transferred is equivalent to approximately USD 6.7 million (equivalent to approximately USD 6.5 million as of December 31, 2022) and is included in Other Receivables within Non-Current assets of the Condensed Consolidated Interim Statement of Financial Position.

Due to the increase of traffic witnessed during 2022 and 2023 across all countries, the Group has not identified impairment indicators except in the Brazilian segment due to the losses from its operations.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

10          Intangible assets, net (Cont.)

Therefore, the Group performed the impairment test of the Brazilian segment (including concession assets with a carrying value of USD 697.4 million as of September 30, 2023) based on cash flow projections covering the remaining concessions periods (value in use), considering certain assumptions that required management judgment combined with historical information such as passenger growth rates, fees, future operating expenses and discount rate.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units (CGUs) of a subsidiary or group of subsidiaries that are expected to benefit from such business combination.

As of September 30, 2023 and 2022, the recoverable amount of the aforementioned CGU´s exceed their respective carrying amount.

11          Cash and cash equivalents

	At September 30, 2023	At December 31, 2022
Cash to be deposited	855	568
Cash at banks	200,704	255,743
Time deposits	39,049	12,474
Other cash equivalents (1)	228,332	116,480
	468,940	385,265

(1)	Mainly includes bank deposit certificates with immediate liquidity, treasury bills and highly liquid investments in mutual funds.

The Group considers that its cash and cash equivalents have low credit risk based, mainly, on the external credit ratings of the counterparties.

As of September 30, 2023, cash and cash equivalents includes restricted cash on deposit as collateral for a total amount of USD 6,044 (USD 4,843 as of December 31, 2022).

12          Borrowings

	At September 30, 2023	At December 31, 2022
Non-current
Bank and financial borrowings (**)	322,632	353,740
Notes (*)	947,291	933,681
	1,269,923	1,287,421
Current
Bank and financial borrowings (**)	124,841	125,164
Notes (*)	26,992	52,852
Bank overdrafts	2,570	-
	154,403	178,016
Total Borrowings	1,424,326	1,465,437

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12          Borrowings (Cont.)

Changes in borrowings during the period is as follows:

	For the nine-month period ended September 30,
	2023	2022
Balances at the beginning of the period	1,465,437	1,439,603
Loans obtained	91,438	352,149
Loans repaid	(143,528)	(252,542)
Interest paid	(72,236)	(81,400)
Accrued interest for the period	74,880	89,066
Debt renegotiation expenses capitalization	(165)	(1,782)
Translation differences and inflation adjustment	8,500	(54,999)
Balances at the end of the period	1,424,326	1,490,095

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
At September 30, 2023 (1)	244,357	340,675	562,092	787,753	1,934,877
At December 31, 2022 (1)	278,427	252,961	622,876	895,887	2,050,151

(1) The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

(*) Notes include the following as of September 30, 2023:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI Airport Sudamérica S.A.U. (“ACI”)	Senior secured guarantee notes	Nov-2021	USD	246.2	Nov-2034	Fixed 6.875%	239.8
	Senior secured guarantee notes	May-2015, May-2020 (1)	USD	14.6	Nov-2032	Fixed 6.875%	12.2
Corporación América Italia S.p.A. (“CAI”)	Secured notes	Jan-2020	Euros	71.8	Dec-2024	Fixed 4.556%	64.1
	Senior secured guarantee notes	Feb-2017, May-2020 (1)	USD	212.3	Feb-2027	Fixed 6.875%	73.6
		Oct-2021	USD	208.9	Aug-2031	Fixed 8.500%	208.4
	Class 1 Series 2021 Notes	Nov-2021	USD	64.0	Aug-2031	Fixed 8.500%	61.0
	Class 4 Notes	Nov-2021	USD	62.0	Nov-2028	Fixed 9.500%	60.5
	Class 5 Notes	Feb-2022	USD (2)	138.0	Feb-2032	Fixed 5.500%	138.3
Aeropuertos Argentina 2000 S.A. (“AA2000”)	Class 6 Notes	Feb-2022	USD(2)	36.0	Feb-2025	Fixed 2.000%	36.0
	Class 7 Notes	July-2022	USD(2)	20.0	July-2025	Fixed 0.000%	20.0
	Class 9 Notes	Aug-2022	USD(2)	30.0	Aug-2026	Fixed 0.000%	30.0
		July-2023	USD(2)	2.7	Aug-2026	Fixed 0.000%	3.2
	Class 10 Notes	July-2023	USD(2)	25.0	July-2025	Fixed 0.000%	27.2
Total							974.3

(1)	A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below
(2)	These notes are dollar-linked, denominated in U.S. dollars but issued and paid in Argentine pesos

(*) Notes include the following as of December 31. 2022:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI	Senior secured guarantee notes	Nov-2021	USD	246.2	Nov-2034	Fixed 6.875%	234.6
	Senior secured guarantee notes	May-2015, May-2020 (1)	USD	14.6	Nov-2032	Fixed 6.875%	12.5
CAI	Secured notes	Jan-2020	Euros	71.8	Dec-2024	Fixed 4.556%	64.9
	Senior secured guarantee notes	Feb-2017, May-2020 (1)	USD	212.3	Feb-2027	Fixed 6.875%	91.1
		Oct-2021	USD	208.9	Aug-2031	Fixed 8.500%	208.1
	Class 3 Notes	Sept-2021	USD (2)	30.5	Sept-2023	Fixed 4.000%	30.5
	Class 1 Series 2021 Notes	Nov-2021	USD	64.0	Aug-2031	Fixed 8.500%	60.6
AA2000	Class 4 Notes	Nov-2021	USD	62.0	Nov-2028	Fixed 9.500%	60.2
	Class 5 Notes	Feb-2022	USD (2)	138.0	Feb-2032	Fixed 5.500%	138.3
	Class 6 Notes	Feb-2022	USD (2)	36.0	Feb-2025	Fixed 2.000%	35.9
	Class 7 Notes	July-2022	USD (2)	20.0	July-2025	Fixed 0.000%	19.9
	Class 9 Notes	Aug-2022	USD (2)	30.0	Aug-2026	Fixed 0.000%	29.9
Total							986.5

(1)	A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below
(2)	These notes are dollar-linked, denominated in U.S. dollars but issued and paid in Argentine pesos

-	ACI Senior Secured Guarantee Notes (“ACI Existing Notes”) are guaranteed and have a security package that includes the pledge of the shares in Puerta del Sur S.A. (“PDS”) and Cerealsur S.A., and certain accounts of Cerealsur S.A. and ACI. As of September 30, 2023 and December 31, 2022, they were secured by a debt service reserve account of ACI and the funds contained therein. These notes are fully and unconditionally guaranteed by Cerealsur S.A. and PDS.

On May 26, 2020, ACI issued USD 180.9 million aggregate principal amount of 6.875% Cash/7.875% PIK Senior Secured Guaranteed Notes due 2032 to repurchase and exchange 93.6% of the total original principal amount of the ACI Existing Notes. The main covenants and guarantees remain unchanged except for the incorporation of ACI’s shares pledge.

On November 12, 2021, ACI issued USD 246.2 million aggregate principal amount of 6.875% Senior Secured Guaranteed Notes due 2034 (the “New Notes”) consolidating the repurchase and exchange of 40.62% of the total original principal amount of the Series 2015 Notes, 96.43% of the total original amount of the Series 2020 Notes and a new money offering of USD 52.9 in a private transaction under the same terms as the New Notes. The main guarantees remain unchanged while the covenants over ACI Existing Notes were eliminated; an Interest payment account was funded with a portion of the proceeds of the issuance of the New Notes, amounting as of September 30, 2023, USD 4.4 million (USD 12.9 million as of December 31, 2022) and a stand by letter was issued by Goldman Sachs Bank for USD 8.5 million which remains in force as of September 30, 2023.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

-	The Italian Notes are secured by an economic first ranking pledge in respect of all the shares representing 100% of the share capital of CAI, 100% of the share capital of Dicasa Spain S.A.U. and the shares representing CAI’s holding in TA.

The main covenants are limitations to take on additional indebtedness, make payments of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios. In December 2022, it has been granted a waiver of any default as a result of the testing of the financial ratios in respect of the calculation dates falling on December 31, 2022 and June 30, 2023.

-	The Senior guarantee notes of AA2000 (“AA2000 Existing Notes”) are secured by a collateral assignment of fiduciary rights of certain revenue of AA2000.

The main covenants require compliance with certain financial ratios as well as restriction to incur additional debt and limitations on the payments of dividends if any default, whether declared or not, has occurred.

On May 20, 2020, AA2000 issued USD 306 million aggregate principal amount of Class I Series 2020 Additional Senior Secured Notes due 2027 (the “Series 2020 Additional Notes”) in exchange of 86.73% of the total original principal amount of AA2000 Existing Notes. The collateral assignment of revenue under AA2000 Existing Notes was extended to the Series 2020 Additional Notes in equal terms. Accrued interest are capitalized quarterly. The main covenants and guarantees remain unchanged.

On October 28, 2021, AA2000 issued USD 208.9 million aggregate principal amount of 8.5% Class I Series 2021 Additional Senior Secured Notes due 2031 (the “Series 2021 Notes”) to repurchase and exchange 24.61% of the total original principal amount of the Series 2017 Notes and 66.83% of the original principal amount of Series 2020 Additional Notes. The main covenants and guarantees remain unchanged. As of September 30, 2023, AA2000 is in compliance with the covenants.

The Series 2021 Notes and the Existing Notes not exchanged are secured by the collateral currently securing the Existing Notes on a pro rata and pari passu basis. In addition, to secure its obligations under the Series 2021 Notes, AA2000, together with the relevant parties thereto, amended the cargo trust agreement dated August 9, 2019, entered into by AA2000 and the trustee (as amended, the “Cargo Trust”) in order to include holders of Series 2021 Notes as beneficiaries therein, granting them a security interest which is subordinated to (i) the rights of creditors under certain existing loans of AA2000, and (ii) any debt permitted to be incurred to finance or refinance any capital expenditures made or to be made pursuant to the concession agreement entered into by AA2000 with the Argentine National Government (as amended form time to time, the “Concession Agreement”) for the operation of the airports in Argentina.

Once the Existing Notes not exchanged in the Exchange Offer mature or are cancelled in full, AA2000 is required to amend and restate the Cargo Trust and the current trust related to the tariffs dated January 19, 2017, entered into by AA2000 and the trustee thereto (the “Tariffs Trust”), so that the Series 2021 Notes become secured under the Cargo Trust on a pro rata and pari passu basis with the existing beneficiaries of the Cargo Trust, and these beneficiaries in turn become secured under the Tariffs Trust on a pro rata and pari passu basis with the Series 2021 Notes. In accordance with the Concession Agreement, the collateral assignment of revenue must be authorized by ORSNA. ORSNA approved, on October 15 2021, the amendment of the Tariffs Trust and of the Cargo Trust to include the Series 2021 Notes as beneficiaries thereto (including their future amendment and restatement, once the Existing Notes are cancelled in full). Furthermore, AA2000 received the approval from the Central Bank of Argentina to establish a non-interest bearing U.S. dollar trust account in the United States to secure the Series 2021.

On November 4, 2021 AA2000 additionally issued USD 62 million aggregate principal amount of Class 4 Senior Secured Notes. The Senior Secured Notes are secured by a first priority lien on the Cargo Trust on a pari passu basis with certain commercial bank lenders to AA2000 and a second priority lien with new debt incurred by AA2000 to fund infrastructure works for a total amount of up to USD 235 million.

In July, 2023, AA2000 issued additional Class 9 Dollar-linked Notes, for a total amount of USD 2.7 million. The main covenants and guarantees remain unchanged. Furthermore, AA2000 issued USD 25.0 million aggregate principal amount of Class 10 Dollar-linked Notes to repurchase and exchange 90.6% of the total original principal amount of the Series 3 Notes.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

(**) As of September 30, 2023, significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding
						(In millions of USD)	Capitalization(2)
Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”)	BNDES	R$	Sept-2032	Variable	TJLP(1) plus spread	6.5	A
	BNDES	R$	June-2032	Variable	T.R. plus spread plus IPCA	1.7
	BNDES	R$	Sept-2032	Variable	T.R. plus spread plus IPCA	4.6
	BNDES	R$	July-2032	Variable	T.R. plus spread plus IPCA	2.2
Inframérica Concessionária do Aeroporto de Brasilia S.A. (“ICAB”)	BNDES	R$	Dec-2033	Variable	TJLP(1) plus spread	209.8	A
Terminal Aeroportuaria Guayaquil S.A. (“TAGSA”)	Banco Guayaquil SA	USD	Feb-2026	Variable	T.R.E.(3) plus spread	4.6	D
	Banco Guayaquil SA	USD	Dec-2025	Variable	T.R.E.(3) plus spread	1.6	D
	Banco Bolivariano CA	USD	Dec-2025	Variable	T.R.E.(3) plus spread	4.0	D
	Banco Bolivariano CA	USD	Nov-2024	Variable	T.R.E.(3) plus spread	2.3	D
Terminal de Cargas Uruguay S.A. (“TCU”)	Scotiabank Uruguay	USD	Oct-2024	Fixed	4.30%	0.6	D
	Scotiabank Uruguay	USD	Feb-2026	Fixed	4.30%	0.6	D
	Santander Uruguay	USD	Nov-2027	Fixed	5.37%	1.0	D
	Santander Uruguay	USD	Jan-2028	Fixed	5.37%	1.0	D
Toscana Aeroporti S.p.A. (“TA”)	Banco de Innovación de Infraestructuras y Desarrollo	Euro	Sept-2027	Variable	Euribor 6 month plus spread	12.3	D
	BPM	Euro	Dec-2023	Fixed	1.65%	0.1	D
	Unicredit	Euro	Dec-2023	Variable	Euribor 3 month plus spread	10.1	D
	BNL	Euro	Nov-2023	Fixed	5.35%	5.4	D
	ISP-SACE	Euro	Sept-2026	Variable	Euribor 3 month plus spread	64.0	D
	BPM	Euro	June-2024	Variable	Euribor 3 month plus spread	0.1	D
	BPM	Euro	Feb-2024	Variable	Euribor 3 month plus spread	3.8	D
	MPS Servicio capital	Euro	Mar-2024	Variable	Euribor 6 month plus spread	11.7	D
	Banca Intesa San Paolo	Euro	Dec-2023	Fixed	6.10%	11.6	D
Armenia International Airports C.J.S.C. (“AIA”)	Ameriabank C.J.S.C.	Euro	Dec-2025	Fixed	6.00%	42.9	B
Aeropuertos del Neuquén S.A. (“ANSA”)	Banco Macro	ARS	Nov-2024	Variable	BADLAR plus spread	0.5	A
Aeropuertos Argentina 2000 S.A.(“AA2000”)	Banco de la Provincia de Buenos Aires	USD	July-2024	Fixed	7.00%	0.5	D
	Onshore renegotiation - ICBC	USD	Nov-2024	Fixed	8.50%	11.2	A
	ICBC Dubai	USD	Oct-2025	Variable	SOFR plus spread	10.2	B
	ICBC	USD	Jan-2024	Fixed	15.50%	0.5	D
	ICBC	USD	Dec-2024	Fixed	15.50%	0.1	D
	Banco Ciudad	USD	Nov-2023	Fixed	6.00%	2.0	B
Consorcio Aeropuertos Internacionales S.A. (“CAISA”)	Santander Uruguay	USD	Apr-2027	Fixed	5.10%	5.5	B
	Banco Itaú	USD	Apr-2027	Fixed	3.80%	5.5
Puerta del Sur S.A. (”PDS”)	Banco de la República Oriental del Uruguay	USD	Mar-2028	Variable	6.08%	9.0	C
Total						447.5

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

(**) As of December 31, 2022, significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding
						(In millions of USD)	Capitalization(2)
ICASGA	BNDES	R$	Sept-2032	Variable	TJLP(1) plus spread	6.4	A
	BNDES	R$	June-2032	Variable	T.R. plus spread plus IPCA	1.8
	BNDES	R$	Sept-2032	Variable	T.R. plus spread plus IPCA	5.5
	BNDES	R$	July-2032	Variable	T.R. plus spread plus IPCA	1.7
ICAB	BNDES	R$	Dec-2033	Variable	TJLP(1) plus spread	208.3	A
	Votorantim	R$	Mar-2023	Variable	CDI plus spread	0.8	C
TAGSA	Banco Guayaquil SA	USD	Feb-2026	Variable	T.R.E.(3) plus spread	5.9	D
	Banco Guayaquil SA	USD	Dec-2025	Variable	T.R.E.(3) plus spread	2.1	D
	Banco Bolivariano CA	USD	Dec-2025	Variable	T.R.E.(3) plus spread	5.4	D
	Banco Bolivariano CA	USD	Nov-2024	Variable	T.R.E.(3) plus spread	3.6	D
TCU	Santander Uruguay	USD	Apr-2023	Fixed	4.40%	0.2	D
	Scotiabank Uruguay	USD	Oct-2024	Fixed	4.30%	1.0	D
	Scotiabank Uruguay	USD	Feb-2026	Fixed	4.30%	0.8	D
	Santander Uruguay	USD	Nov-2027	Fixed	5.37%	1.0	D
TA	Banco de Innovación de Infraestructuras y Desarrollo	Euro	Sept-2027	Variable	Euribor 6 month plus spread	15.5	D
	BPM	Euro	Dec-2023	Fixed	1.65%	0.1	D
	Unicredit	Euro	Mar-2023	Variable	Euribor 3 month plus spread	10.1	D
	BNL	Euro	May-2023	Fixed	3.76%	5.4	D
	ISP-SACE	Euro	Sept-2026	Variable	Euribor 3 month plus spread	85.1	D
	BPM	Euro	June-2023	Variable	Euribor 3 month plus spread	0.1	D
	BPM	Euro	June-2024	Variable	Euribor 3 month plus spread	0.2	D
	BPM	Euro	Jan-2023	Variable	Euribor 3 month plus spread	3.8	D
	MPS Servicio capital	Euro	Mar-2023	Fixed	1.86%	11.8	D
	Banca Intesa San Paolo	Euro	Mar-2023	Fixed	1.60%	11.9	D
AIA	Ameriabank C.J.S.C.	Euro	Dec-2025	Fixed	6.00%	21.1	B
ANSA	Banco Macro	ARS	Nov-2024	Variable	BADLAR plus spread	1.2	A
AA2000	Banco de la Provincia de Buenos Aires	USD	July-2024	Fixed	7.00%	0.8	D
	Onshore renegotiation	ARS	Nov-2024	Variable	BADCOR plus spread	8.0	A
	Onshore renegotiation - ICBC	USD	Nov-2024	Fixed	8.50%	17.8	A
	Citibank N.A. (4)	USD	Feb-2023	Variable	SOFR plus spread	2.4	A
	Offshore renegotiation	ARS	Nov-2024	Variable	BADCOR plus spread	1.6	A
	ICBC Dubai	USD	Oct-2025	Variable	SOFR plus spread	10.2	B
	Banco Ciudad	USD	Nov-2023	Fixed	6.00%	3.5	B
CAISA	Santander Uruguay	USD	Apr-2027	Fixed	5.10%	6.9	B
	Banco Itaú	USD	Apr-2027	Fixed	3.80%	6.9
PDS	Banco de la República Oriental del Uruguay	USD	Mar-2028	Variable	7.03%	10.0	C
Total						478.9

(1)	TJLP - Taxa de Juros de Longo Prazo (Brazilian Long term interest rate)

IPCA: corresponds to the Brazilian Consumer Price index

(2)	A - Secured/guaranteed

B - Secured/unguaranteed

C - Unsecured/guaranteed

D - Unsecured/unguaranteed

ARS - Argentine Pesos

R$ - Brazilian Reales

(3)	T.R.E - Tasa Referencial Ecuador (Ecuadorian reference interest rate)
(4)	Comprises loans with Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U., Banco Santander Río S.A. (“the onshore credit facility”) and Citibank N.A. (“the offshore credit facility”).

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

-	The Credit Facility Agreement between ICASGA and the Banco Nacional do Desenvolvimento Econômico e Social (“BNDES”) is secured by the pledge of the shares of ICASGA, together with any dividends and distributions in connection therewith, as well as the fiduciary assignment of rights arising under the Natal Airport concession agreement and certain letters of guarantees issued by indirect shareholders and affiliates of ICASGA. It also establishes a required pre-authorization by BNDES on payments of ICASGA dividends if exceeding 25% of net profits.

The Credit Facility Agreement between ICAB and BNDES is secured by the pledge of ICAB and Inframérica Participaçoes S.A. shares, the fiduciary assignment of rights arising under the Brasilia airport concession agreement and letters of guarantee issued by indirect shareholders and affiliates of ICAB. It also establishes under certain circumstances a required pre-authorization by BNDES on payments of ICAB dividends if exceeding 25% of net profits and compliance of certain financial ratios.

Also ACI Airports S.à r.l. and CAAP agreed not to create any encumbrances on their shares in Inframérica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframérica or any change of control in Inframérica, without the prior consent of BNDES. ACI Airports S.à r.l. has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, ACI Airports S.à r.l. has agreed to maintain a minimum credit rating (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating) of at least B-/B3, being in compliance as of September 30, 2023.

As of June 30, 2023, ICAB did not meet one of the obligations set forth in the financing agreement with BNDES, regarding the payment of the variable concession fee and consequently, this resulted in the reclassification of non-current installments for a total amount of USD 206 million to current, due to the requirements of said agreement.

On August 15, 2023, a formal letter with ANAC, informing that payment of the variable concession fee was made through the application of Covid-19 re-equilibrium credits, which ICAB has registered as a right according to Note 7. With the compensation of the debt with the existing credits, ICAB complies with its obligations under BNDES agreement and, therefore, as of September 30, 2023 the balance is reclassified as long-term liability.

-	In December 2022, AIA entered into a new loan agreement with Ameriabank C.J.S.C. for up to Eur 40 million of which Eur 20 million were disbursed in December 2022, while the remaining Eur 20 million were disbursed in April, 2023. This agreement provides restrictions regarding payments, taking on additional indebtedness, disposal of assets and transactions with affiliates, and the maintenance of certain financial ratios. According to this agreement, these ratios must be met as of June 30 and December 31 of each year the loan is outstanding, being met as of June 30, 2023.

As of September 30, 2023, AIA pledged to the security agent cash held in bank accounts for USD 66,974 (USD 38,511 as of December 31, 2022). Additionally, the loan is secured by the pledge of shares of AIA and of certain collection rights.

-	TA, pursuant to the loan agreement with Banco de Innovación de Infraestructuras y Desarrollo/MPS Servicio Capital is required to comply with certain financial ratios. In December 2022, TA has been granted a waiver of any default related to the breach of financial ratios covenants as of December 31, 2022. The next testing date is December 31, 2023.

On November 6, 2020, Eur 85 million of proceeds were disbursed to TA under a loan signed with a pool of leading financial institutions comprising Intesa Sanpaolo and BNL-BNP Paribas. The loan is 90% backed by SACE guarantees pursuant to the provisions of Decree-Law No. 23/2020 within the framework of the programme “Garanzia Italia”, an Italian guarantee scheme intended to support Italian companies affected by the Covid-19 crisis. The loan has a term of six years, with a two-year grace period and TA is required to comply with certain financial covenants and restrictions.

-	ANSA loan with Banco Macro is secured with a guarantee letter of Corporación América S.A. In addition, ANSA entered into an assignment of collection rights agreement in favor of Banco Macro.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

-	On August 9, 2019, AA2000 entered into two credit facility agreements: (a) the onshore credit facility agreement, by and among AA2000, as borrower, Banco Galicia and Buenos Aires S.A.U., Industrial and Commercial Bank of China (Argentina) S.A. (“ICBC”) and Banco Santander Río S.A., as lenders (collectively, the “Lenders”), Citibank N.A. (“Citibank”), as administrative agent and Citibank Argentina, as local collateral agent, local disbursement agent and local paying agent, for an aggregate principal amount of USD 85 million and (b) the offshore credit facility agreement, by and among AA2000, as borrower, Citibank acting through its international banking facility, as lender, Citibank N.A., as administrative agent and Citibank Argentina as local collateral agent and local custodian agent for an aggregate principal amount of USD 35 million (collectively, the “2019 Credit Facilities”).

To secure its obligations under the two credit facility agreements, pursuant to the Argentine Collateral Trust Agreement dated August 9, 2019 (under Argentine law), AA2000 transferred and assigned to the collateral trustee, acting on behalf of the Trust, for the benefit of the Lenders, acting as the beneficiaries, all: (a) rights, title and interest in, to and under each payment of the cargo airport charges payable by the user of such services in connection with all proceeds derived from export and import services carried out by Terminal de Cargas Argentina (a business unit of AA2000); and (b) any residual amount that AA2000 could be entitled to receive pursuant to article 11.4 of the collateral trust agreement dated January 17, 2017, entered into AA2000 and Citibank, in respect of the rights to receive payment in the event of a termination, expropriation or redemption of the concession agreement entered by and between the National Government and AA2000 on February 9, 1998 and approved by Decree No. 163/1998; including the right to receive and withhold all the payments pursuant to them and any other produced by them, assigned in trust to secure the Existing Notes issued by AA2000.

During 2020 and 2021, AA2000 entered into framework amendments (“Framework Agreement”) and extension agreements with the financial institutions with respect to the above loans, including the extension of the final maturity. Additionally, under the Framework Agreement, AA2000 signed bilateral contracts with each of the financial institutions and signed an amendment to the aforementioned agreement where the obligation to comply with certain ratios foreseen in the 2019 Credit Facilities has been waived.

Additional loans in ARS have been obtained to pay the installment during 2020 and 2021 of the renegotiated 2019 Credit Facilities agreement. All these loans were in ARS accruing quarterly interests at a variable rate.

On November 18, 2021, AA2000 agreed with the Lenders the granting of a bimonetary loan in order to prepay the loans from the Framework Agreement. The loans are secured by the Argentine Collateral Trust Agreement. Disbursements were made in November and December 2021, both in USD (Onshore renegotiation – ICBC) and in ARS (Offshore renegotiation) for USD 10 million and ARS 3,944 million (equivalent to USD 22.3 million) respectively. During 2022 disbursements under the bimonetary loan were granted and used to offset the installments of the Framework Agreement for ARS 3,682.0 million (equivalent to USD 20.8 million) and for USD 7.8 million. Additionally, prepayments of the bimonetary loans in ARS were made during 2022 for ARS 6,085.0 million (equivalent to USD 34.3 million).

In March 2023, AA2000 obtained a bank overdraft from Citibank N.A. and prepaid the bimonetary loan in ARS, for ARS 1,350.5 million (equivalent to USD 6.5 million). The outstanding balance is to be repaid in an installment of ARS 192.9 million (equivalent to USD 0.9 million) in November 2023 and a final installment of ARS 771.7 million (equivalent to USD 3.7 million) to be made in March 2024.

On November 1, 2021, AA2000 signed a new loan agreement with Banco de la Ciudad de Buenos Aires for USD 5 million. Its principal amortizes 30% after twelve and eighteen months, and the remaining 40% after twenty-four months. It is secured by assigned revenues from certain commercial contracts.

On July 29, 2022, AA2000 obtained a loan from Industrial and Commercial Bank of China, Dubai branch. The loan will be repaid in three installments to be made in April, July and October 2025. The loan is secured by a first priority lien on the income generated in the cargo terminal on a pari passu basis with certain commercial bank lenders to AA2000 and the Class 4 Notes, and a second priority lien on the international and regional air station usage fees and concession compensation rights.

In September 2023, AA2000 obtained two loan of USD 0.5 million and USD 0.1 million from ICBC repayable in single installments in January and December 2024 respectively.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

-	CAISA pursuant to the credit facilities with Banco Santander S.A. and Banco Itaú Uruguay S.A. is required to comply with certain financial ratios as well as certain restrictions. Assignment of certain revenues has been given to secure the aforementioned credit facilities.

-	On April 16, 2021, PDS obtained a loan of USD 10 million with Banco de la República Oriental del Uruguay (BROU) accruing interest at a variable rate set by BROU. This loan is repayable in 60 monthly installments starting on April 2023 and is secured by a guarantee issued by CAAP and by a stand by letter issued by Morgan Stanley Private Bank, National Association for USD 1.5 million guaranteed by Corporación America Sudamericana S.A.

As of September 30, 2023, the Company and its subsidiaries are in compliance with the financial covenants under outstanding financings.

13            Other liabilities

	At September 30, 2023	At December 31, 2022
Non-current
Concession fee payable (1)	798,225	700,395
Advances from customers	12,978	13,910
Provisions for legal claims (4)	8,983	9,712
Provision for maintenance costs (2)	19,899	19,079
Other taxes payable	283	508
Employee benefit obligation (3)	4,426	4,376
Salary payable	306	286
Other liabilities with related parties (Note 16)	1,429	1,382
Other payables	17,351	18,735
	863,880	768,383

Current
Concession fee payable (1)	221,821	228,614
Other taxes payable	16,859	17,288
Salary payable	46,052	46,061
Other liabilities with related parties (Note 16)	4,429	1,121
Advances from customers	5,507	5,098
Provision for maintenance costs (2)	4,568	3,835
Expenses provisions	1,622	2,413
Provision for legal claims (4)	3,487	3,424
Other payables	36,271	49,224
	340,616	357,078

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 5 years	Total
At September 30, 2023	340,616	91,808	274,291	1,364,230	2,070,945
At December 31, 2022	357,078	88,255	263,318	1,549,369	2,258,020

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13            Other liabilities (Cont.)

(1) The most significant amounts included in the concession fee payable relate to the concession agreement between The Brazilian National Civil Aviation Agency – ANAC and Inframérica Concessionária do Aeroporto de Brasilia S.A. and Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Changes in the period of the concession fee payable are as follows:

	For the nine-month period ended September 30,
	2023	2022
Balances at the beginning of the period	929,009	825,034
Financial result (*)	78,471	85,206
Re-equilibrium adjustment compensation	(4,269)	(1,153)
Other	36	(664)
Concession fees	129,248	103,828
Payments	(136,829)	(129,143)
Translation differences and inflation adjustment	24,380	637
Balances at the end of the period	1,020,046	883,745

(*) Mainly includes changes in the liabilities of Brazilian concessions due to passage of time and inflation adjustment shown in Note 8.

As of September 30, 2023 and December 31, 2022, a 50% of the fixed concession fee to be paid in 2021 by ICAB was pending as a re-scheduling of such fee was requested. Even though, the Brazilian Ministry of Infrastructure had granted its approval, ANAC denied ICAB’s request, and initiated administrative proceedings with a view to declaring ICAB in default of its payment obligations. Therefore, ICAB initiated a judicial procedure and, on February 2, 2022, a writ of mandamus was granted by a Federal judge suspending any act or enforceability in connection with the unpaid portion of the concession fee due to ANAC. ANAC appealed, but in April 2022, the court of justice provisionally maintained the first instance judgment favorable to ICAB. Although there can be no assurance as to the outcome of the proceedings, ICAB believes that based on the opinion of the ICAB’s external legal advisors, it is not likely that the writ of mandamus is rescinded by the justice.

Regarding the 2022 fixed concession fee a partial payment of R$ 81.6 million (equivalent to USD 15 million) was made through the application of re-equilibrium credits in 2022. To pay the remaining amount ICAB presented on November 21, 2022 to the Ministry of Infrastructure, an offer of precatorios, which is still in process of analysis. In December 2022, the Ministry issued an official letter confirming that, during the time it takes to issue a final opinion, ICAB is in compliance with its obligations.

(2)	Changes in the period of the provision for maintenance costs is as follows:

	For the nine-month period ended September 30,
	2023	2022
Balances at the beginning of the period	22,914	21,671
Accrual of the period	2,771	2,768
Use of the provision	(1,030)	(1,247)
Translation differences and inflation adjustment	(188)	(3,130)
Balances at the end of the period	24,467	20,062

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13            Other liabilities (Cont.)

(3)	Changes in the period of the provision for employee benefits is as follows:

	For the nine-month period ended September 30,
	2023	2022
Balances at the beginning of the period	4,376	7,990
Actuarial gain (in other comprehensive income)	(42)	(671)
Service cost	391	390
Amounts paid in the period	(288)	(436)
Translation differences and inflation adjustment	(11)	(742)
Balances at the end of the period	4,426	6,531

(4)	Changes in the period of the provision for legal claims is as follows:

	For the nine-month period ended September 30,
	2023	2022
Balances at the beginning of the period	13,136	11,846
Accrual of the period	2,366	4,285
Use of the provision	(2,238)	(1,597)
Translation differences and inflation adjustment	(794)	(1,033)
Balances at the end of the period	12,470	13,501

14            Equity

a) Management share compensation plan and treasury shares

In April 2022, USD 500 (equivalent to 89,767 shares) were assigned to employees to be delivered in shares. In May 2022 and April 2023 26,930 shares were delivered (equivalent to USD 150 each installment) while the remaining shares will vest in an additional installment in May 2024.

In December 2022, USD 314 (equivalent to 56,348 shares) were assigned to employees to be delivered in shares. In January and April 2023, 16,904 shares were delivered (equivalent to USD 94 each installment) while the remaining shares will vest in an additional installment in May 2024.

In April 2023, additional USD 739 (equivalent to 77,938 shares) were assigned to employees of which 23,381 shares (equivalent to USD 221.7) were delivered to the eligible executives and key employee, while the remaining shares will vest in installments in May 2024 and May 2025.

As of September 30, 2023, the remaining new shares are held in treasury until their allocation to executives and key employees in accordance with the Management Compensation Plan.

	For the nine-month period ended September 30,
	2023		2022
Treasury shares	Shares	USD	Shares	USD
Balances at the beginning of the period	2,396,015	4,600	2,485,445	4,772
Transfer of treasury shares to executives and key employees	(84,119)	(162)	(26,930)	(52)
Balances at the end of the period	2,311,896	4,438	2,458,515	4,720

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

14            Equity (Cont.)

b) Other comprehensive income

The movements of the reserve of other comprehensive income for the period of the owners of the parent is as follows:

	Currency translation adjustments	Remeasurement of defined benefit obligations (*)	Share of other comprehensive income from associates	Income tax effect (*)	Transfer from shareholders equity – currency translation differences	Total
Balances at January 1, 2023	(273,378)	520	(41,169)	(122)	63,402	(250,747)
Other comprehensive income / (loss) for the period	9,831	10	4	(2)	-	9,843
For the period ended September 30, 2023	(263,547)	530	(41,165)	(124)	63,402	(240,904)

Balances at January 1, 2022	(343,837)	120	(41,212)	(69)	63,402	(321,596)
Other comprehensive income / (loss) for the period	82,221	621	11	(149)	-	82,704
For the period ended September 30, 2022	(261,616)	741	(41,201)	(218)	63,402	(238,892)

(*) Income tax relating to OCI amounts to measurement of defined benefit obligations. The movement was recognized as other comprehensive income of other reserves.

c) Other reserves

The movements of Other Reserves of the owners of the Company is as follows:

	For the nine-month period ended September 30,
	2023	2022
Balances at the beginning of the period	(1,314,025)	(1,321,211)
Share-based compensation reserve	742	479
Execution of share-based compensation reserve	(560)	(150)
Remeasurement of defined benefit obligations net for income tax	8	472
Balances at the end of the period	(1,313,835)	(1,320,410)

d) Redemption of preferred shares

On March 10, 2022, an extraordinary general meeting of AA2000 approved the redemption of the preferred shares, the reduction of the capital stock and the amendment of Article 2.01 of AA2000’s bylaws. The total redemption value amounted to ARS 17,225,719,240 (equivalent to approximately USD 155.2 million), which adjusted by inflation as of September 30, 2022 amounted to ARS 27,678,641,036 (equivalent to approximately USD 187.9 million).

As of September 30, 2022, the preferred shares were fully settled in cash by AA2000. The payments adjusted by inflation since the date of each disbursement amounts to ARS 26,114,094,893 (equivalent to approximately USD 177.3 million).

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits

a. Contingencies

CAAP and its subsidiaries are, from time to time, subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings are subject to substantial uncertainties. Accordingly, the potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration the Group’s litigation and settlement strategies.

The Group believes that the aggregate provisions recorded for losses in these Condensed Consolidated Interim Financial Statements, are adequate based upon currently available information.

Brazil legal proceedings - Tax proceedings

As stated in Note 26.a) of the Consolidated Financial Statements for the year ended December 31, 2022, on November 1, 2017, ICASGA initiated a lawsuit before the Municipality of São Gonçalo do Amarante to dispute the legality of the Property and Urban Territorial Tax (“IPTU”) collected by the City of São Gonçalo do Amarante.

On November 17, 2020, the State Court made its final decision dismissing the collection of IPTU which was appealed by the Municipality before the Brazilian Supreme Court. On August 1, 2023, a first decision was granted, in favor of the City. The Minister decided to revoke the State Court´s last decision and ruled that the State Court had to analyze the lawsuit again. ICASGA submitted an appeal before the Supreme Court, asking this monocratic decision adopted in August to be reviewed by the other Ministers which was granted on September 29, 2023. The Supreme Court partially changed its decision, and decided to keep IPTU immunity as a rule, but to allow the Municipality to collect this tax only over the areas occupied by third parties who exploit activities unrelated to the airport public service. This decision can still be appealed by the Municipality.

Peruvian Proceedings - Kuntur Wasi

On July 13, 2017, the Government of Peru notified the unilateral decision to rescind the concession agreement for the Nuevo Aeropuerto International de Chinchero.

On June 21, 2018, an arbitration procedure request was submitted by Kuntur Wasi to the competent authority ICSID (known as CIADI in Spanish). On the same date, Corporación América S.A. also submitted to CIADI a request for the arbitration procedure under the BIT framework. Both procedures before CIADI shall be carried out in a single docket.

On August 10, 2023, Kuntur Wasi received notification from the CIADI Arbitral Court regarding a favorable resolution concerning the arbitration procedure due to unreasonably and arbitrary unilateral termination of the Concession Agreement by the Peruvian Ministry of Transports and Communications. While the Arbitral Court has already determined the final award for damages and losses, there are still pending steps subject to submission of further information by Kuntur Wasi, required to calculate the business profit based on the invested amounts as well as the recognition of interests on the related amounts.

There are no other lawsuits or legal proceedings different from the ones included in the Consolidated Financial Statements for the year ended December 31, 2022.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments

CAAP - Preferred bidder to operate Abuja and Kano airports in Nigeria

In October 2022, a consortium formed by CAAP, Mota-Engil, Engenharia e Construção África S.A., and Mota-Engil Nigeria Limited (the “Consortium”), of which the Company holds a 51% stake, has been declared by the Federal Government of Nigeria as preferred bidder for the Abuja and Kano airports and cargo terminals concessions. A preferred bidder´s bank guarantee has been issued for USD 1.8 and USD 0.4 million related to the Abuja and Kano airports respectively, expiring on November 30, 2023. These guarantees have been counter guaranteed by CAAP for 51% of the total amount. The Consortium, the Federal Ministry of Aviation and the Federal Airports Authority of Nigeria are currently revising and negotiating the final terms and conditions of the concession agreements.

In May 2023, the structure under the Consortium was created in Nigeria, with Corporacion Africa Airports Nigeria Limited as a holding company and Kano Airport Concession Company Limited and Abuja Airport Concession Company Limited as operating companies related to the Kano and Abuja airports and cargo terminal concessions respectively. As of September 30, 2023, CAAP holds indirectly a 51% of ownership of Corporacion Africa Airports Nigeria Limited, which is in turn 100% owner of Kano Airport Concession Company Limited and Abuja Airport Concession Company Limited. The companies remain without operation until the concession agreements are executed.

PDS – Concession agreement

On February 8, 2023, the International Airport of Paysandú “Brig. Gral. Tydeo Larre Borges”, was taken over by PDS according to the conditions established in the concession agreement amended on November 8, 2021.

AA2000 – Concession

On July 28, 2023, ORSNA issued Resolution N° 56-23, in which it approved the conditions related to the Review of the Financial Projection of Income and Expenses (in Spanish, PFIE) for the concession period of 2019-2023. Among other decisions, it was determined that the revision of the financial and economic equation of the concession agreement, will be finalized upon reaching the international passenger traffic level of 2019. AA2000 has submitted a judicial claim regarding this matter.

Guarantees related to concession agreements

During 2023 the following guarantees have been updated:

-	In January 2023, the amount of the performance bond required from TAGSA regarding the payments to the Trust for the development of the new Guayaquil Airport was increased from USD 4.0 million to USD 5.6 million.
-	Suretyships provided to third parties on behalf of TA increased from Eur 10.6 million as of December 31, 2022 to Eur 12.1 million as of September 30, 2023 (equivalent to USD 11.5 million and USD 12.8 million respectively).
-	AA2000 increased the guarantee for concession contract fulfilment from ARS 3,498.4 million (approximately USD 10.0 million) as of December 31, 2022 to ARS 6,499.2 million (approximately USD 18.6 million) as of September 30, 2023.
-	The amount of the insurance regarding the Brasilia concession agreement of ICAB was updated, increasing from R$ 250.4 million (approximately USD 50.0 million) as of December 31, 2022 to R$ 258.3 million (approximately USD 51.6 million) as of September 30, 2023. The insurance is granted by a guarantee letter of CAAP underwritten by BMG insurance company.

TA – Other commitments

Toscana Aeroporti Construzioni S.r.l. guarantees related to construction works were modified from Eur 2.5 million (approximately USD 2.7 million) in December 31, 2022 to Eur 0.8 million (approximately USD 0.9 million) as of September 30, 2023.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

ICASGA - Re-bidding of Natal Airport Concession

As stated in Note 26.b of the Consolidated Financial Statements for the year ended December 31, 2022, on November 20, 2020, ICASGA and ANAC signed a concession agreement amendment setting forth the rules and proceedings for the re-bidding. The auction successfully took place on May 19, 2023, and on September 12, 2023, the contract between the new concessionaire and ANAC was signed. Currently, the new concessionaire is presenting the required documentation to continue with the next phases before the contract becomes effective, which will conclude with full payment of the compensation to ICAGSA.

As of the date of issuance of these Condensed Consolidated Interim Financial Statements, and until the completion of the re-bidding process when the new concessionaire will formally take over the operation of the airport, ICASGA maintains all airport operations, with the same safety and service quality, as well as commercial and employment contracts. Therefore, the financial statements are being presented under the assumption of operational continuity and the measurement and classification of the concession assets have not been modified. ICAGSA is closely monitoring the progress of the process.

c. Restrictions to the distribution of profits and payment of dividends

As of September 30, 2023 and December 31, 2022, equity as defined under Luxembourg laws and regulations consisted of:

	At September 30, 2023	At December 31, 2022
Share capital	163,223	163,223
Share premium	183,430	183,430
Reserve for own shares	4,438	4,600
Legal reserve	3,676	1,081
Free distributable reserves	378,910	378,910
Non-distributable reserves	1,353,590	1,353,428
Retained earnings	12,052	(34,372)
Total equity in accordance with Luxembourg law	2,099,319	2,050,300

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to a legal reserve equivalent to 10% of the Company’s share capital. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg laws and regulations.

16            Related party balances and transactions

Corporación América Airports S.A. is controlled by ACI Airports S.à r.l., which is controlled by Corporación America International S.à r.l., both of which are Luxembourg based companies.

Corporación América International S.à r.l. is controlled by Southern Cone Foundation (CAAP’s ultimate parent company), a foundation created under the laws of Liechtenstein, having its corporate domicile in Vaduz. The foundation’s purpose is to manage its assets through the decisions adopted by its independent board of directors. The potential beneficiaries of this foundation are members of the Eurnekian family and religious, charitable and educational institutions.

Transactions and balances with “Associates” are those carried out with entities over which CAAP exerts significant influence in accordance with IFRS, but does not have control. Transactions and balances with related parties, which are not associates and are not consolidated are disclosed as “Other related parties”.

The Group receives services from related parties, such as internal audit, management control, financial assistance, technology outsourcing services and construction services.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

16            Related party balances and transactions (Cont.)

Summary of balances with related parties are:

	At September 30, 2023	At December 31, 2022
Period-end balances

(a) Arising from sales / purchases of goods / other
Trade receivables with associates	3,557	4,174
Trade receivables with other related parties	1,524	2,310
Other receivables with associates	68	445
Other receivables with other related parties	9,590	9,695
Other financial assets with associates	3,069	2,954
Other financial assets with other related parties	25,562	-
Trade payables to associates	(2,053)	(2,714)
Trade payables to other related parties	(1,914)	(3,039)
	39,403	13,825
(b) Other liabilities
Other liabilities to other related parties	(5,858)	(2,503)
	(5,858)	(2,503)
(c) Other balances
Cash and cash equivalents in other related parties	32,060	4,652
	32,060	4,652

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2023	2022	2023	2022
Transactions
Aeronautical/Commercial revenue	4,477	2,923	11,686	7,178
Fees	(2,497)	(1,660)	(7,746)	(5,233)
Interest accruals	345	803	552	1,133
Acquisition of goods and services	(6,254)	(4,955)	(20,267)	(17,167)
Others	(1,066)	(1,063)	(3,128)	(3,298)

The Group leases buildings to other related parties which are recognized under the scope of IFRS 16 and accounted in Lease liabilities line for an amount of USD 200 as of September 30, 2023 (USD 2,833 as of December 31, 2022). Additionally, the Group has variable equipment leases with other related parties that are excluded from the lease liability according to IFRS 16. Transactions related to those leases are included in Acquisition of goods and services line for an amount of USD 4,869 as of September 30, 2023 (USD 4,973 as of September 30, 2022).

Remunerations received by the Group’s key staff amounted to approximately 1.74% of total remunerations accrued at September 30, 2023 (2.06% as of September 30, 2022).

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

17            Cash flow disclosures

The Condensed Consolidated Interim Statement of Cash Flow for the nine-month period ended September 30, 2022, included on Form 6-k furnished in the SEC on November 18, 2022, included cash payments by AA2000 in order to redeem preferred shares, that were incorrectly classified as operating activities instead of financing activities. Therefore, the comparative Condensed Consolidated Interim Statement of Cash Flow for the nine-month period ended September 30, 2022 was modified to reflect a revision, increasing other liabilities within working capital and decreasing the redemption of preferred shares line within financing activities in USD 177,261, with a corresponding increase in net cash provided by operating activities and a corresponding decrease in net cash used in financing activities.

Changes in working capital

	For the nine-month period ended September 30,
	2023	2022
Other receivables and credits	(40,386)	(61,602)
Inventories	(87)	(288)
Other liabilities	(8,097)	(40,944)
	(48,570)	(102,834)

The most significant non-cash transactions are detailed below:

	For the nine-month period ended September 30,
	2023	2022
Intangible acquisition	(389)	(78)
Right-of-use asset initial recognition with an increase in Lease liabilities	(934)	-
Income tax paid with tax certificates	(2,196)	-
Compensation of trade receivables	-	27,844
Application of credits compensated with concession fee payable	-	(24,126)
Application of credits compensated with other liabilities	-	(3,717)

18            Fair value measurement of financial instruments

According to the classification included in Note 3.B of the Consolidated Financial Statements as of December 31, 2022, the Group categorizes its financial instruments as assets and liabilities at amortized cost and fair value through profit or loss.

For the majority of instruments recorded at amortized cost, the fair values are not materially different from their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Significant differences were identified for the following instruments At September 30, 2023:

	Fair value	Carrying amount
Trust funds (1)	40,895	40,252
Long-term borrowings (2)	1,193,298	1,269,806

(1) It is included in the Other receivables line of the Condensed Consolidated Interim Statement of Financial Position. The fair value of these financial assets was calculated using a discounted cash flow (Level 3).

(2) Valuation at quotation prices not adjusted in active markets for identical liabilities included Fair Value Level 2 under IFRS 13 hierarchy. There are no financial liabilities measured at fair value.

Other financial assets measured at fair value through profit or loss are included in Level 1 as defined in IFRS 13 and comprise primarily government securities, mutual funds and corporate bonds.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

19            Discontinued operations

In December 2021, the Group sold the participation in Aeropuertos Andinos del Perú S.A. (“AAP”). The information regarding the operation and the impact on the Consolidated Financial Statements is detailed in Note 30 of the audited Consolidated Financial Statements for the year ended December 31, 2022.

For the sale of the shares in the associate, CAAP committed to make a one-time payment to the buyer for assumed liabilities and future CAPEX commitments of AAP amounting to USD 17.2 million, which were fully paid as of December 31, 2022 (USD 10.2 million were paid as of September 30, 2022, of which USD 7.7 million were paid during 2022).

20            Financial risk factors

As stated in Note 3A of the Consolidated Financial Statements as of December 31, 2022, CAAP’s Argentine subsidiaries are operating in an economic context in which main variables have a strong volatility as a consequence of political and economic uncertainties, both in national and international environments.

On April 20, 2023, a new requirement of approval to be granted by the Central Bank of Argentina prior to the access to transactions in the Mercado Único y Libre de Cambios (“MULC”) within 60 days from the approval of the declaration in Sistema de Importaciones de la República Argentina y Pagos de Servicios del Exterior was incorporated. This requirement does not apply for: (i) payment through an exchange against a local account in foreign currency; (ii) simultaneous access with the settlement of a new financial indebtedness abroad for which the principal matures after the indicated term; and (iii) access with funds originated in a financing of imports of services granted by a local financial institution from a commercial credit line abroad and when the principal of the financing matures after the indicated term.

Regarding transactions in the stock market, the period for not entering into transactions with securities issued under foreign law is extended to 180 calendar days and the period for not entering into transactions with securities issued under Argentine law, to be submitted in the affidavits for access to the MULC, is maintained at 90 days.

On July 24, 2023, the Executive Branch of Argentina issued Decree 377/2023 establishing a tax named “Impuesto PAIS” over transactions that involves the purchase of foreign currencies for the payment of certain services and goods, specifically: i) services acquired abroad or in Argentina rendered by a non-resident, applying a tax rate of 25%; ii) freight and other transportation services for import or export of goods, applying a tax rate of 7.5%; and iii) import of goods, which applies a tax rate of 7.5%, except for the following situations: a) certain goods with specific tariff positions; b) consumables and intermediate goods directly related to the basic food basket as established by the Ministry of Economy; and c) goods related to power generation under the terms established by the Secretariat of Energy. The Administración Federal de Ingresos Públicos empowered to set a down payment of a 95% under the terms and conditions established by said administration. Financial institutions should act as perception agents and perform the tax return. The Decree became effective for foreign currency purchases carried out as from July 24, 2023.

On August 13, 2023, there were primary elections in Argentina, after which the Argentine peso has experienced a strong value decrease.

Considering this situation and the uncertainties resulting from these events, CAAP`s Argentine subsidiaries continue to assess the evolution of the above-mentioned variables in order to identify the unforeseen potential impacts that could affect the Company´s business and performance.

21            Subsequent events

There are no subsequent events that could significantly affect the Group´s financial position as of September 30, 2023.